March 10, 2017

VIA EDGAR AND COURIER

Pamela Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:                     Ardagh Group S.A.
                                                Amendment No. 5 to Registration Statement on Form F-1
                                                Filed March 6, 2017
                                                File No. 333-214684

Dear Ms. Long:

On behalf of Ardagh Group S.A. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 6 (“Amendment No. 6”) to the Company’s registration statement on Form F-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on November 17, 2016.  Amendment No. 6 is being filed with the Commission in response to comments received from the Staff contained in your letter dated March 8, 2017 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.  Page references included in the Company’s responses are to those contained in Amendment No. 6.

Use of Proceeds, page 47

1.                                      Please revise this section to disclose, if applicable, the names of the underwriters (and their affiliates) that will receive a portion of the offering proceeds in connection with the repayment of indebtedness held by them. Also, please disclose, if applicable, the amount to be received by each underwriter (and its affiliates).

Response: The Company acknowledges the Staff’s comment and respectfully notes that, based on the information provided by the underwriters, as of the date hereof, only two underwriters own notes that will be repaid with the offering proceeds, and the amount of net proceeds that will be used to repay notes held by such underwriters will be substantially less than 1% of the total amount of the offering proceeds.  As a result, the Company believes that any such repayment does not constitute a material relationship with Company.

Item 7. Recent Sales of Unregistered Securities, page II-1

2.                                      Please revise this section to include a discussion of your March 2017 Secured Notes.

Response:  The Company acknowledges the Staff’s comment and respectfully notes that none of the January 2017 Notes, March 2017 Secured Notes, or any of the outstanding debt referred to in the exhibit list of the Registration Statement were issued by the Company, and that the Company currently does not have any outstanding debt not registered under the Securities Act.  However, in June 2014, the Company issued the Senior PIK Notes, which were redeemed in full with the proceeds from the issuance of Toggle Notes by the Company’s Parent Company in September 2016.

The Company has revised Part II of the Registration Statement to refer to the Senior PIK Notes.

Exhibit 5.1 - Opinion of M Partners

3.                                      Please have your counsel revise its legal opinion to remove its assumptions related to the resolutions passed at the extraordinary general meeting held on 3 March 2017. See II.B.3.a of Staff Legal Bulletin No. 19.

Response:  The Company acknowledges the Staff’s comment and counsel has revised its legal opinion to remove the assumptions related to the resolutions passed at the extraordinary general meeting held on 3 March 2017.

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We thank you for your prompt attention to this submission.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Enclosure

cc:                                Ian Curley— Chief Executive, Ardagh Group S.A.

Geoffrey E. Liebmann, Esq. — Cahill Gordon & Reindel LLP